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                                                                    Exhibit 99.4

                                   November 2, 1998

The Board of Directors
AquaPenn Spring Water Company, Inc.
P.O. Box 938
Milesburg, PA 16853-0938

Dear Members of the Board:

     We understand that AquaPenn Spring Water Company, Inc. (the "Company") and Groupe Danone (the "Acquiror") and a wholly-owned subsidiary of Acquiror (the "Merger Subsidiary") have entered into an Agreement dated November 2, 1998 (the "Agreement"), pursuant to which the Acquiror will make a tender offer (the "Offer") for any and all shares of the Company's common stock, no par value (the "Shares"), at $ 13.00 per Share in cash. The Agreement also provides that, following consummation of the Offer, Merger Subsidiary will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $13.00 in cash.

     You have requested our opinion as to the fairness, from a financial point of view, of the proposed cash consideration to be received by the holders of the Shares (other than the Acquiror and its affiliates) in the Offer and the Merger. In connection with this Opinion, we have:

     (i)    Reviewed the financial terms and conditions of the Agreement;

     (ii) Analyzed certain historical business and financial information relating to the Company;

     (iii) Reviewed certain financial forecasts and other data provided to us by the Company relating to its businesses and prospects (such forecasts being limited to fiscal 1999, the Company having informed us that no longer term forecasts are available);

     (iv) Conducted discussions with members of the senior management of the Company with respect to the businesses and prospects;

     (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to the business of the Company;

     (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company;

     (vii) Reviewed the historical stock prices and trading volumes of the Shares; and

     (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent


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LAZARD FRERES & CO. LLC


valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     In rendering our opinion, we have assumed that the Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company. We were not requested to, and did not, solicit third party indications of interest in acquiring the Company.

     We acted as the lead underwriter for the Acquiror's offer of American Depository Shares on November 19, 1997. We have in the past provided, and are currently providing, investment banking services to the Acquiror, for which we have received customary fees. Our Chairman is a director of the Acquiror and a Director of the Eurafrance Group which beneficially owned 5.7% of the Acquiror and 8.8% of the voting rights pertaining thereto as of November 13, 1997, and also has an indirect economic interest in Lazard Freres & Co. LLC.

     Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Offer and the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Offer. We also have performed investment banking services for the Company in the past and have received customary fees for such services.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the transaction. This opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender such Shares in the Offer or vote for the Merger. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

     Based on and subject to the foregoing, we are of the opinion that the cash consideration to be paid to the holders of the Shares (other than Acquiror and its affiliates) pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

                                   Very truly yours,

                                   LAZARD FRERES & CO. LLC

                                   By /s/ Jeffrey Golman
                                      ----------------------------
                                      Jeffrey A. Golman
                                      Managing Director